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26 March 2010

Exemption File No. 82-35011

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 18 March 2010 –Ceasing to be a substantial holder – AXA Group*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

Dlw 4/7


RENTAL | SALES | PARTS | ASSET MANAGEMENT

PFAX201

Exemption File No. 82-35011



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Mar-2010
Time	13:01:40
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder from AXA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.





FAX

From:
Luke Mandekic

AXA Funds Management

Tel: 61 3 8688 2991
Fax: 61 3 8688 2966
E-mail: luke.mandekic@axa.com.au

To:
Company Secretary

Emeco Holdings Limited
Ground Floor, 10 Ord St, West Perth,
WA, 6005
Fax: (08) 9321 1366

Date: 18 March 2010

Pages: 7 (inclusive)

NOTICE OF CHANGE IN SUBSTANTIAL SHAREHOLDING

Please find attached Notice of substantial shareholding as forwarded to the Australian stock exchange.

Please contact me if you have any queries.

Kind Regards

Luke Mandekic
Investment Operations

Exemption File No. 82-35011


AXA
ASIA PACIFIC

Kevin Keenan
Company Secretary

Phone:61 3 8688 3978
Fax: 61 3 9614 5298

18 March 2010

Australian Securities Exchange
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a notice of ceasing to be a Substantial Security Holder for Emeco Holdings Limited.

Yours sincerely

Kevin Keenan
Company Secretary

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: 112 188 815

1. Details of substantial holder (1)

Name: AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)

ACN/ARSN (if applicable): 069 123 011

The holder ceased to be a substantial holder on: 15/03/2010

The previous notice was given to the company on: 09/02/2010

The previous notice was dated: 09/02/2010

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Kevin Keenan

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: 

Date: 18/03/2010

10040872_1

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

61 3 86883937

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	750 Collins Street. Docklands, Victoria 3008
ipac Securities Limited	750 Collins Street. Docklands, Victoria 3008
ipac Asset Management Limited	750 Collins Street. Docklands, Victoria 3008
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	750 Collins Street. Docklands, Victoria 3008
Persons listed in Part B of Schedule 1	
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
National Mutual Funds Management (Global) Limited	750 Collins Street, Docklands, Victoria 3008
AXA Asia Pacific Holdings Limited	750 Collins Street, Docklands, Victoria 3008
The National Mutual Life Association of Australasia Limited	750 Collins Street, Docklands, Victoria 3008
ipac Asset Management Ltd	750 Collins Street, Docklands, Victoria 3008
ipac Portfolio Management Ltd	750 Collins Street, Docklands, Victoria 3008
ipac Group Services Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Lidomain Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Walker Lawrence & Associates Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Strategic Planning Partners Pty Ltd	750 Collins Street, Docklands, Victoria 3008
PPS Lifestyle Solutions Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Clientcare Australia (Investments) Pty Ltd	750 Collins Street, Docklands, Victoria 3008
TM Securities Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Monere Financial Planning Limited	750 Collins Street, Docklands, Victoria 3008
SG (Aust) Holdings Ltd	750 Collins Street, Docklands, Victoria 3008
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	750 Collins Street, Docklands, Victoria 3008
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
AXA Rosenberg Investment Management LLC	4 Orinda Way Building E Orinda, California 94563
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
HSBC Custody Nominees Ltd Australia as custodian for ipac Securities Ltd	open			556,100.00
	9 - 28 Feb 10		-	-
	1 - 15 Mar 10		-	-
				556,100.00
HSBC Custody Nominees Ltd Australia as custsodian for National Mutual Funds Management Ltd	open			4,432,100.00
	9 - 28 Feb 10		-	-
	1 - 15 Mar 10		-	-
				4,432,100.00
Various Nominees (International AXA entities) Details not available at time of filing	open			26,732,274.00
	9 - 28 Feb 10			- 236,890.00
	1 - 15 Mar 10			- 569,200.00
				25,926,184.00
TOTAL				30,914,384.00